PATRICK CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5

JUNE 30, 2021

CONFIDENTIAL







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34099

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Patrick Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7401 Watson Rd., Ste. 86
(No. and Street)

St. Louis	MO	63119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Clark (314) 963-9336
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9501 W. 171st St. H-103	Tinley Park	IL	60487
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, Brian Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Patrick Capital Markets, LLC, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT / CEO

Title

Notary Public

NATHAN MATARAZZI
Notary Public - Notary Seal
St. Louis City - State of Missouri
Commission Number 11038242
My Commission Expires Sep 28, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PATRICK CAPITAL MARKETS, LLC

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Patrick Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Patrick Capital Markets, LLC (the "Company") as of June 30, 2021, and the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Patrick Capital Markets, LLC as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Patrick Capital Markets, LLC's auditor since 2010.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
September 23, 2021

PATRICK CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2021

ASSETS

Cash and cash equivalents	$ 2,321,754
Commissions receivable	628,961
Other receivables	1,272
Right-of-use asset (net of accumulated amortization of $30,192)	30,955
Prepaid expenses	43,281
TOTAL ASSETS	**$ 3,026,223**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 1,289,581
Commissions payable	821,812
Deferred revenue	1,000
Lease liability	30,955
Total Liabilities	**$ 2,143,348**
MEMBER'S CAPITAL	**$ 882,875**
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 3,026,223**

The accompanying notes are an integral part of these financial statements.

PATRICK CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2021

REVENUE	
Commissions:	
1940 Act Wholesaling	$ 4,022,066
Fee income:	
Investment banking	12,889,700
Managing broker dealer fee	5,012,258
Referral fee	511,851
Total fee income	18,413,809
Other income	188,104
Total Revenue	$22,623,979
EXPENSES	
Commissions	$18,569,056
Compensation and related benefits	2,572,566
Occupancy	18,000
Communications	19,280
Other	32,811
Total Expenses	$21,211,713
NET INCOME	$ 1,412,266

The accompanying notes are an integral part of these financial statements.

PATRICK CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

YEAR ENDED JUNE 30, 2021

Balance-Beginning of Year	$ 570,609
Capital Distributions	(1,100,000)
Net Income	1,412,266
BALANCE-END OF YEAR	$ 882,875

The accompanying notes are an integral part of these financial statements.

PATRICK CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2021

Cash Flows from Operating Activities	
Net Income	$1,412,266
Gain on PPP loan forgiveness	(181,900)
Adjustments:	
Right-of-use asset amortization	15,096
Increase in commissions receivable	(221,994)
Decrease in other receivables	13,043
Increase in prepaid expenses	(4,606)
Increase in accounts payable and accrued expenses	259,741
Increase in commissions payable	54,722
Increase in deferred revenue	1,000
Decrease in lease liability	(15,096)
Net Cash Flow Provided by Operating Activities	$ 1,332,272
Cash Flows used in Financing Activities	
Distributions	$(1,100,000)
Net Increase in Cash and Cash Equivalents	$ 232,272
Cash and Cash Equivalents Balance at June 30, 2020	$ 2,089,482
Cash and Cash Equivalents Balance at June 30, 2021	$ 2,321,754

The accompanying notes are an integral part of these financial statements.

PATRICK CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2021

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Patrick Capital Markets, LLC (the "Company"), a wholly owned subsidiary of Saxony Financial Holdings, LLC, was organized in the state of Missouri on June 16, 2008. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are brokering securities transactions, providing managing broker dealer services and receiving referral fees.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

PATRICK CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2021

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Commissions - 1940 Act Wholesaling commissions are earned for wholesaling various mutual funds to other broker dealers or RIAs. Revenues are recognized in the month earned. 1940 Act Wholesaling commissions are earned and computed in two ways; a) on an as sold basis and b) assets under management "AUM" basis. Revenue is recorded in the month of sale for the "As Sold Basis" and reported in the month the dollars are in the asset base of manager for the "AUM" basis.

Fee Income – Investment banking fees are fees earned for funds placed directly in a private placement transaction. Managing broker dealer fees are a percentage of the offering for managing any security offering. Referral fees are received for the placement of funds, which may include a participation in the management fee generated. Fee income is recognized in the month earned.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

PATRICK CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2021

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

In addition, the Company's cash is on deposit at several financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at June 30, 2021.

Leases - In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective July 1, 2019 using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less. Disclosures related to the amount timing and uncertainty of cash flows arising from leases are included in Note 5.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PATRICK CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2021

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2021, the Company's net capital and required net capital were $757,441 and $140,826, respectively. The ratio of aggregate indebtedness to net capital was 279%.

NOTE 3 - INCOME TAXES

As a limited liability company with only one member, the Company is treated as a disregarded entity for federal income tax purposes. In addition, the sole member of the Company uses the calendar year for income tax purposes.

Effective January 1, 2013, both the Company and the sole member elected S-Corporation status. Therefore, the members of the sole member are responsible for any income taxes.

NOTE 4 - RELATED PARTIES

As previously mentioned, the Company is wholly owned by Saxony Financial Holdings, LLC. The Company is also affiliated through common ownership and management with Saxony Capital Management, LLC (an SEC registered RIA), Saxony Insurance Agency, LLC, RECA Group, Inc. (RECA), Saxony Holdings, Inc., CBR Holding, LLC, and Saxony Securities, Inc. (SSI), a registered broker/dealer and wholly owned subsidiary of Saxony Holdings, Inc.

The Company has an expense sharing agreement with SSI. For the year ended June 30, 2021, the Company reimbursed SSI $38,110 for compensation, occupancy and other expenses (See Note 5). The Company also paid SSI $40,025 of private placement fees during the year.

NOTE 4 - RELATED PARTIES – *(Continued)*

The Company has agreements with RECA to lease multiple software programs on a month to month basis. The agreement may be terminated by either party with 30 days written notice. Total payments made by the Company during the year ended June 30, 2021 relating to this agreement were $8,302.

NOTE 5 - LEASE COMMITMENTS

The Company has an obligation with a related party (See Note 4) as a lessee for office space. The Company classified this lease as an operating lease. Payments due under the lease contract include fixed payments.

Operating leases are included in ROU assets and lease liabilities, on the Statement of Financial Condition. This asset and liability are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

The Company leases its office space under an operating agreement that expires March 2023.

The components of lease cost for the year ended June 30, 2021 are as follows:

Operating lease cost	$ 18,000
Total lease cost	$ 18,000

NOTE 5 - LEASE COMMITMENTS – *(Continued)*

Other information related to the lease at June 30, 2021:

Weighted average remaining lease term:
Operating leases – 1.75 years

Weighted average discount rate:
Operating leases – 2.5 %

Amounts disclosed for ROU asset obtained in exchange for the lease obligation and reductions to ROU asset resulting from reductions to the lease obligation include amounts added to or reduced from the carrying amount of ROU asset resulting from new leases, lease modifications or reassessments. Maturities of lease liability under noncancelable operating lease as of June 30, 2021 are as follows:

Year Ended June 30,	Total
2022	$ 18,000
2023	13,500
Total undiscounted lease payments	$ 31,500
Less: Imputed interest	(545)
Total lease liability	$ 30,955

Other Intangible Operating Leases - The Company has several noncancellable operating leases for file sharing, data storage and other services. These agreements expire at various dates through June 2022. In addition, most have automatic renewal periods that range for additional one- or two-year periods. Total expenses relating to these agreements, net of reimbursements of $2,100, were $76,362 for the year ended June 30, 2021, and $21,519 included in prepaid expenses on the Statement of Financial Condition for the year ended June 30, 2021.

PATRICK CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2021

NOTE 6 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company has an agreement with Saxony Securities Inc. (SSI), an affiliated broker dealer, whereby the Company may introduce securities transactions to SSI who will then introduce the same transactions to its clearing broker/dealer. This is commonly referred to as a piggyback arrangement. The Company receives commissions from SSI for the transactions introduced to its clearing broker/dealer, less certain fees and charges. The agreement had an initial 12-month term that automatically extends for additional 12-month periods. Either party may terminate the agreement at any time with 30 days prior written notice. Additional terms state that each party will not hire or recruit registered representatives from the other without prior written consent until 12 months have elapsed after the termination of any agreement. For the year ended June 30, 2021, the number of transactions so introduced via this agreement was nominal.

NOTE 7 - CONCENTRATION OF RISK

For the year ended June 30, 2021, one group of sales personnel accounted for 62% of the Company's total revenue and a second group of sales personnel accounted for 11%.

NOTE 8 – RETIREMENT PLAN

Effective January 1, 2017, the Company began a 401(k) retirement plan covering substantially all employees. The Plan provides for employer contributions determined at the discretion of the Company and for employee contributions. Discretionary employer contributions of $113,500 were made in March 2021, for the 2020 calendar year.

NOTE 9 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Income. For presentation purposes, revenue on the Statement of Income is disaggregated further than what was presented on the FOCUS filings. No further disaggregation is warranted at June 30, 2021.

PATRICK CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2021

NOTE 10 – PROMISSORY NOTE

On April 28, 2020, the Company entered into a Promissory Note (the "PPP Note") with Enterprise Bank & Trust as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program (the "PPP Loan") offered by the U.S. Small Business Administration (the "SBA") in a principal amount of $181,900 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). The Note and related interest was subsequently forgiven in full on April 28, 2021 and is included in other income.

NOTE 11 – DEFERRED COMPENSATION AWARDS

During the year, the Company accrued toward future awards to several key employees under a deferred compensation plan. All such awards are payable at a future date which may vary under the terms of each award, provided such employees have continued to be employed by the Company or under certain circumstances. The Company recorded a net expense of $162,500 during the year for deferred compensation and a related liability of $578,438 for the year ended June 30, 2021, which are included in accounts payable and accrued expenses on the Statement of Financial Condition.

NOTE 12 - CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business operations. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations. At June 30, 2021, no amount has been accrued for any potential or pending claims or arbitrations, as a probable outcome is not determinable at June 30, 2021.

NOTE 13 – SUBSEQUENT EVENT

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting the following.

The Company's largest group of sales personnel formed a new broker-dealer. After fiscal year end, this group transferred their registration to the new broker-dealer and resigned from the Company. The Company anticipates that this will result in a loss of all of their commission revenue. This group also had a close relationship with the Company's largest annually recurring managing broker-dealer engagement sponsor. The Company anticipates a portion of the annually recurring business previously conducted with this sponsor will be lost, but we are unable to determine the amount at this time.

SUPPLEMENTAL INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

PATRICK CAPITAL MARKETS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

JUNE 30, 2021

COMPUTATION OF NET CAPITAL	
Total member's capital	$ 882,875
Deduction:	
Nonallowable assets	(125,434)
NET CAPITAL	$ 757,441
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 140,826
Minimum dollar net capital requirement	$ 50,000
Net capital requirement	$ 140,826
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ 2,143,348
Exclusion: Lease liabilities	(30,955)
TOTAL AGGREGATED INDEBTEDNESS	2,112,393
Percentage of Aggregate Indebtedness to Net Capital	279%

NOTE: There are no material differences between the
      computations above and the computations included
      in the Company's corresponding unaudited Form X-,
      17A-5 Part IIA filing.

The accompanying notes are an integral part of these financial statements.



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Patrick Capital Markets, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Patrick Capital Markets, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Patrick Capital Markets, LLC claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Patrick Capital Markets, LLC stated that Patrick Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2021 without exception. Patrick Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Patrick Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
September 23, 2021

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9501 W. 171st Street, H-103 | Tinley Park, IL 60487



pcm patrick
capital markets, LLC

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

September 23, 2021

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Patrick Capital Markets, LLC is a broker/dealer registered with the SEC and FINRA.
- Patrick Capital Markets, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended June 30, 2021.
- Patrick Capital Markets, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of July 1, 2020 through June 30, 2021 without exception.
- Patrick Capital Markets, LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of July 1, 2020 through June 30, 2021.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: [signature]

Name and Title: BRIAN CLARK
CEO/PRESIDENT

7401 Watson Road, Suite 88 St. Louis, MO 63119 314.963.9336 314.754.0027 fax www.patrickcapital.com